SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d−101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a) (Amendment No. 27)*
Macquarie Infrastructure Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
55608B105
(CUSIP Number)
David Fass Macquarie Infrastructure Management (USA) Inc. 125 West 55th Street New York, New York, 10019 (212) 231-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to: Katherine Ashley Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington D.C., 20005-2111 (202) 371 7000
November 1, 2019
(Date of Event which Requires Filing of this Statement)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§. 240.13d−1(e), 240.13d−1(f) or 240.13d−1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Infrastructure Management (USA) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,115,864
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,115,864
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,115,864
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.17%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,184,664
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,184,664
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.25%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 27 amends and supplements the information set forth in the Schedule 13D (the “Original Schedule 13D”) previously filed with the Securities and Exchange Commission on July 5, 2007 by Macquarie Infrastructure Management (USA) Inc., a corporation organized under the laws of Delaware (“MIMUSA”) and the Schedule 13D filed on August 17, 2007 by Macquarie Bank Limited, a company formed under the laws of Australia (“MBL”), as amended by the Schedule 13D/A filed on October 12, 2007 by MIMUSA and MBL (“Amendment No. 1”), the Schedule 13D/A filed on December 18, 2007 by MIMUSA, Macquarie Group Limited, a company formed under the laws of Australia (“MGL”) and Macquarie Group Services Australia Pty Limited, a company formed under the laws of Australia (“MGSA”) (“Amendment No. 2”), the Schedule 13D/A filed on June 24, 2010 by MIMUSA, MGL and MGSA (“Amendment No. 3”), the Schedule 13D/A filed on January 18, 2012 by MIMUSA, MGL and MGSA (“Amendment No. 4”), the Schedule 13D/A filed on December 21, 2012 by MIMUSA, MGL, MGSA and Macquarie Private Wealth Inc., a company formed under the laws of Canada (“MPW”) (“Amendment No. 5”), the Schedule 13D/A filed on March 11, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 6”), the Schedule 13D/A filed on March 21, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 7”), the Schedule 13D/A filed on May 14, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 8”), the Schedule 13D/A filed on September 16, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 9”), the Schedule 13D/A filed on October 25, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 10”), the Schedule 13D/A filed on April 24, 2014 by MIMUSA, MGL and MGSA (“Amendment No. 11”), the Schedule 13D/A filed on November 20, 2014 by MIMUSA, MGL and MGSA (“Amendment No. 12”), the Schedule 13D/A filed on April 29, 2015 by MIMUSA, MGL and MGSA (“Amendment No. 13”), the Schedule 13D/A filed on June 9, 2015 by MIMUSA, MGL and MGSA (“Amendment No. 14”), the Schedule 13D/A filed on May 16, 2016 by MIMUSA, MGL, MGSA and Delaware Management Business Trust, a trust organized under the laws of Delaware (“Amendment No. 15”), the Schedule 13D/A filed on August 12, 2016 by MIMUSA, MGL and MGSA (“Amendment No. 16”), the Schedule 13D/A filed on November 18, 2016 by MIMUSA, MGL, MGSA (“Amendment No. 17”), the Schedule 13D/A filed on October 31, 2017 by MIMUSA, MGL, Macquarie Investment Management Australia Limited, a company formed under the laws of Australia (“MIMAL”), and Macquarie Infrastructure Management Global Limited, a company formed under the laws of Australia (“MIMGL”) (“Amendment No. 18”), the Schedule 13D/A filed on March 8, 2018 by MIMUSA, MGL, MIMAL and MIMGL, (“Amendment No. 19”), the Schedule 13D/A filed on May 24, 2018 by MIMUSA and MGL (“Amendment No. 20”), the Schedule 13D/A filed on June 11, 2018 by MIMUSA and MGL (“Amendment No. 21”), the Schedule 13D/A filed on July 3, 2018 by MIMUSA and MGL (“Amendment No. 22”), the Schedule 13D/A filed on August 7, 2018 by MIMUSA and MGL (“Amendment No. 23”), the Schedule 13D/A filed on September 14, 2018 by MIMUSA and MGL (“Amendment No. 24”), the Schedule 13D/A filed on September 27, 2018 by MIMUSA and MGL (“Amendment No. 25”) and, the Schedule 13D/A filed on March 4, 2019 by MIMUSA and MGL (“Amendment No. 26”) and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25, and Amendment No. 26 (the “Schedule 13D”). Except as amended hereby, all prior disclosures in the Schedule 13D remain unchanged.

Item 2. Identity and Background

The response set forth in Item 2 of the Schedule 13D is hereby amended and restated in its entirety.

This statement on Schedule 13D is being filed by MIMUSA and MGL pursuant to Rule 13d-1(k)(1) and the Joint Filing Agreement set forth as Exhibit A to Amendment No. 18.

MIMUSA has its principal offices at 125 West 55th Street, New York, New York, 10019, United States. MGL has its principal offices at Level 6, 50 Martin Place, Sydney, New South Wales 2000, Australia.

MIMUSA is an indirect wholly owned subsidiary of MGL. MIMUSA is 100% directly owned by Macquarie Infrastructure and Real Assets Inc. (“MIRA”), a Delaware corporation, which is 100% directly owned by Macquarie Holdings (U.S.A.) Inc. (“MHUSA”), a Delaware corporation. MHUSA is a direct wholly owned subsidiary of Macquarie Equities (US) Holdings Pty. Limited, a company formed under the laws of Australia (“MEQH”). MEQH is a direct wholly owned subsidiary of Macquarie Group (US) Holdings No.1 Pty Ltd, a company formed under the laws of Australia (“MGUSH1”). MGUSH1 is a direct wholly owned subsidiary of Macquarie Corporate International Holdings Pty Limited (f/k/a Macquarie Capital International Holdings Pty Limited, f/k/a Macquarie Capital Group International Holdings Pty Limited, f/k/a Macquarie Group International Holdings Pty Limited) (“MCIHL”), a company formed under the laws of Australia, which is in turn a wholly owned direct subsidiary of Macquarie Corporate Holdings Pty Limited, (f/k/a Macquarie Corporate Holdings Limited, f/k/a Macquarie Capital Group Limited, f/k/a Macquarie Capital Group Pty Limited, f/k/a Macquarie (1 Nicholson Street) Nominees Pty Ltd, f/k/a Hopper No.3 Pty Limited) (“MCHL”), a company formed under the laws of Australia . MCHL is a direct wholly owned subsidiary of Macquarie Financial Holdings Pty Limited, (f/k/a Macquarie Financial Holdings Limited, f/k/a Macquarie Group Holdings No.2 Ltd) (“MFHL”), a company formed under the laws of Australia MFHL is a direct wholly owned subsidiary of MGL, the ultimate controlling entity of MIMUSA.

MEQH, MGUSH1, MCIHL, MCHL and MFHL have their principal offices at Level 6, 50 Martin Place, Sydney, New South Wales 2000, Australia. MIRA and MHUSA have their principal offices at 125 West 55th Street, New York, New York, 10019, United States.

The directors and executive officers of MIMUSA and MGL are set forth on Schedules I and II attached hereto, respectively. Schedules I and II set forth the following information with respect to each such person:

i.	name;

ii.	business address (or residence where indicated);

iii.	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

iv.	citizenship.

During the last five years, none of MIMUSA and MGL nor any person named in Schedules I and II, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of Schedule 13D is hereby amended and supplemented by the following information:

For the month ended August 31, 2019, MIMUSA has elected to reinvest $2,599,507 of its base management fees in common stock of the Issuer (the “Common Stock”) pursuant to the terms of the Third Amended and Restated Management Services Agreement, dated as of May 21, 2015, as amended from time to time, among the Issuer, MIC Ohana Corporation and MIMUSA (the “Management Services Agreement”). On September 26, 2019, the Issuer issued 67,744 shares of Common Stock to MIMUSA upon such reinvestment.

For the month ended September 30, 2019, MIMUSA has elected to reinvest $2,641,035 of its base management fees in common stock of the Issuer (the “Common Stock”) pursuant to the terms of the Third Amended and Restated Management Services Agreement, dated as of May 21, 2015, as amended from time to time, among the Issuer, MIC Ohana Corporation and MIMUSA (the “Management Services Agreement”). On October 17, 2019, the Issuer issued 67,659 shares of Common Stock to MIMUSA upon such reinvestment.

Item 4. Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended to add the following:

On October 30, 2019 MIMUSA entered into a Disposition Agreement with Macquarie Infrastructure Corporation (“MIC”) and MIC Ohana Corporation (the “Disposition Agreement”). The summary of the Disposition Agreement set forth in Item 1.01 of MIC’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2019 is hereby incorporated by reference.

Other than as previously disclosed in this Schedule 13D, none of the reporting persons acting in its capacity as an investor has any plans or proposals which would relate to or would result in any other action specified in sub-paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)–(b)	The information required by these paragraphs is set forth in Numbers 7 through 11 and 13 of each of the cover pages of this Schedule 13D and is incorporated herein by reference. The information disclosed in Number 13 of each of such cover pages is based on 86,462,375 shares of Common Stock outstanding as of November 1, 2019.

(c)	Except as disclosed herein, none of MIMUSA or MGL has effected any transaction in the Issuer’s Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 30, 2019 MIMUSA entered into the Disposition Agreement with MIC and MIC Ohana Corporation.

Item 7. Material to be Filed as Exhibits.

The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by the following addition:

99.E	Disposition Agreement, dated October 30, 2019, among Macquarie Infrastructure Corporation, MIC Ohana Corporation and Macquarie Infrastructure Management (USA) Inc. (incorporated by reference to Exhibit 10.1 to that certain Current Report on Form 8-K filed with the Securities and Exchange Commission by Macquarie Infrastructure Corporation on October 31, 2019).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

November 1, 2019

MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC.

By:	/s/ Paul Peduto
	Name:	Paul Peduto
	Title:	Associate Director

By:	/s/ Charles Glorioso
	Name:	Charles Glorioso
	Title:	Division Director

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

November 1, 2019

MACQUARIE GROUP LIMITED

By:	/s/ Paul Peduto
	Name:	Paul Peduto
	Title:	Associate Director

By:	/s/ Charles Glorioso
	Name:	Charles Glorioso
	Title:	Division Director

SCHEDULE I

The name and present principal occupation of each of the executive officers and directors of Macquarie Infrastructure Management (USA) Inc. are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address 125 West 55th Street, New York, New York, 10019, United States.

Name	Position with Reporting Person	Principal Occupation	Country of Citizenship (if not Australia)

David Fass	Chief Executive Officer and President and Director	Head of the Americas – MIRA	United States

Aaron Rubin	Vice President and Director	Head of MIRA North American Energy Team

Raul Narciso	Vice President and Director	Chief Operating Officer – MIRA Americas	United States

Jonathon Laurie	Treasurer	Finance Director of MIRA

SCHEDULE II

The name and present principal occupation of each of the executive officers and directors of Macquarie Group Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address Level 6, 50 Martin Place, Sydney, New South Wales 2000, Australia.

Name	Position with Reporting Person	Principal Occupation	Country of Citizenship (if not Australia)

Michael Coleman	Non-executive Director	Non-executive Director

Diane Grady	Non-executive Director	Non-executive Director
Michael Hawker	Non-executive Director	Non-executive Director
Shemara Wikramanayake	Executive Director	Chief Executive Officer
Gary Banks	Non-executive Director	Non-executive Director
Peter Warne	Non-executive Director & Chairman	Non-executive Director
Gordon Cairns	Non-executive Director	Non-executive Director
Nicola Wakefield Evans	Non-executive Director	Non-executive Director
Glenn Stevens	Non-executive Director	Non-executive Director
Philip Coffey	Non-executive Director	Non-executive Director
Jillian Broadbent	Non-executive Director	Non-executive Director
Dennis Leong	Secretary	Company Secretary

Ida Lawrance	Secretary	Company Secretary